Exhibit 99.1

News release

Cenovus announces repurchase of 84% of its outstanding warrants

Calgary, Alberta (June 14, 2023) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has reached separate agreements with each of Hutchison Whampoa Europe Investments S.à r.l. (HWEI) and L.F. Investments S.à r.l. (LFI) to purchase for cancellation all of the warrants held by HWEI and LFI, respectively, representing an aggregate of 45,484,672 warrants (CVE.WT), for $711 million in the aggregate (the Warrant Repurchase Transactions). As part of Cenovus’s combination with Husky Energy Inc., each Husky shareholder received 0.7845 of a Cenovus common share plus 0.0651 of a Cenovus common share purchase warrant in exchange for each Husky common share, with each whole warrant having an exercise price of $6.54 per common share, expiring January 1, 2026.

The price to be paid for each warrant pursuant to each Warrant Repurchase Transaction represents a price of $22.18 per common share, less the warrant exercise price of $6.54 per common share. The warrants will be cancelled at close, which is expected to occur later today. The company has negotiated payment terms that provide flexibility to work within its shareholder returns framework, with no expected impact to Cenovus’s ability to achieve its $4.0 billion net debt target. At its discretion, Cenovus has the option to pay the aggregate warrant purchase price of $711 million for the combined Warrant Repurchase Transactions through the remainder of 2023, within each quarter’s excess free funds flow, with full payment being made no later than January 5, 2024.

The 45,484,672 warrants cancelled as part of the Warrant Repurchase Transactions would, if exercised, represent approximately 2.4% of Cenovus’s total common shares outstanding. This transaction represents a repurchase of 84.1% of the warrants that remain outstanding. HWEI and LFI will continue to own 316,927,051 common shares (16.7%) and 231,194,699 common shares (12.2%), respectively, of Cenovus’s issued and outstanding common shares.

“This is a unique opportunity for Cenovus to continue to enhance shareholder returns by acquiring these warrants at a discount to the market price,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “The agreements reached separately with HWEI and LFI benefit all Cenovus shareholders. Both HWEI and LFI are committed, long-term Cenovus shareholders and we continue to value each entity’s support and confidence in our company.”

Board review process
The Warrant Repurchase Transactions were overseen by Cenovus’s Board of Directors, other than certain directors who recused themselves from Board meetings, or portions thereof, as applicable, at which the Warrant Repurchase Transactions were considered, due to past and/or ongoing relationships with CK Hutchison Holdings Limited and its affiliates, of which HWEI is an indirect wholly-owned subsidiary. The Board undertook a deliberate and full consideration of the Warrant Repurchase Transactions with the assistance of its advisors outlined below, and determined that the Warrant Repurchase Transactions are in the best interests of Cenovus.

Advisors
RBC Capital Markets provided an opinion to the Board stating that, subject to the assumptions, limitations and qualifications therein, as of the date thereof, the consideration to be paid under each

News release

of the Warrant Repurchase Transactions is fair, from a financial point of view, to the company. RBC Capital Markets was paid a fixed fee for its services. Blake, Cassels & Graydon LLP is acting as Cenovus’s legal advisor.

Advisory
Forward-looking Information
This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) about Cenovus’s current expectations, estimates and projections about the future, based on certain assumptions made in light of experience and perception of historical trends. Forward-looking information in this news release is identified by words such as “expect”, “will” or similar expressions, including, but not limited to, statements about: the Warrant Repurchase Transactions, including the timing and anticipated benefits of each, the anticipated closing date of each and the effects of such transactions on Cenovus, including on Cenovus’s shareholder returns framework and its ability to achieve its net debt target.

Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. This forward-looking information is current only as of the date indicated above. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law. Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, including those assumptions stated and inherent in Cenovus’s 2023 Corporate Guidance available on cenovus.com, some of which are specific to Cenovus and others that apply to the industry generally.

Additional information about risks, assumptions, uncertainties and other factors that could cause Cenovus’s actual results to differ materially from those expressed or implied by its forward-looking information is contained under “Risk Management and Risk Factors” in Cenovus’s annual Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2022, as supplemented by updates in our most recent quarterly MD&A, each of which is available on SEDAR at sedar.com, on EDGAR at sec.gov and at cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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